UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On April 8, 2022, Affimed N.V. (Nasdaq: AFMD) (“Affimed,” or the “Company”) issued a press release titled “Affimed Presents Findings from the Dose-escalation Phase of the First-in-human Study of AFM24 in Patients with EGFR-positive Solid Tumors,” announcing data from the dose escalation phase of the phase 1/2a study of AFM24 as monotherapy at AACR. The pharmacokinetic and CD16A receptor occupancy data demonstrated good target engagement at doses of 320 mg and 480 mg and enrollment in the dose escalation has continued at a dose of 720 mg for the purpose of collecting additional data on safety and tolerability. We are enrolling patients in three open label phase 1/2a studies, evaluating the activity of AFM24 as monotherapy (AFM24-101), and in combination with Roche’s anti-PD-L1 checkpoint inhibitor atezolizumab (AFM24-102) as well as in combination with SNK01, NKGen Biotech’s NK cell product (AFM24-103).

On April 10, 2022, the Company issued a press release titled “Affimed Presents Updated Clinical Data from Phase 1/2 Study of AFM13 Precomplexed with Cord Blood-Derived NK Cells at AACR Annual Meeting,” where it provided a data update from the ongoing study of the Company’s lead innate cell engager (ICE®) AFM13 precomplexed with cord blood-derived natural killer (cbNK) cells. AFM13 is currently being investigated at The University of Texas MD Anderson Cancer Center (MDACC) in a phase 1/2 study in patients with CD30-positive relapsed or refractory Hodgkin and non-Hodgkin lymphomas. The investigator-sponsored study is led by Yago Nieto, M.D., Ph.D., professor of Stem Cell Transplantation and Cellular Therapy at MDACC. The study shows a 100% objective response rate (ORR) and an improvement of complete response (CR) rate to 62% at the recommended phase 2 dose (RP2D) in 13 patients after 2 cycles of therapy.

As of the cut-off date, the study had enrolled 22 patients with relapsed or refractory CD30+ Hodgkin and non-Hodgkin lymphoma having received a median of seven prior lines of therapy, of whom 19 were evaluable for response. Thirteen response-evaluable patients were treated at the RP2D, including 12 patients with Hodgkin Lymphoma and one patient with non-Hodgkin Lymphoma. Each treatment cycle consists of lymphodepleting chemotherapy with fludarabine and cyclophosphamide followed two days later by a single infusion of cytokine-preactivated and expanded cord blood-derived NK cells that are pre-complexed with AFM13. Three weekly infusions of AFM13 (200 mg) monotherapy are subsequently administered and responses are assessed by the investigator on day 28 by FDG-PET.

All 13 patients treated at the recommended phase 2 dose (108 NK/Kg) achieved a response by Lyric criteria. Of these 13 patients, 8 patients (62%) demonstrated a CR after two cycles of treatment, which represents an increase from 5 patients (38%) demonstrating CR after one cycle of treatment as previously announced in December 2021.

For the 13 patients treated at the RP2D, median duration of response has not yet been reached. As of the cutoff date, assessment of durability shows:

•

Seven patients remain in CR at median follow-up of 6.5 months, including two patients who remain in response after 10 months and two patients who received stem cell transplant and remain in response at 6.5 months

•	One patient with a CR experienced disease progression after 7.9 months

•	Of the five patients with a PR, one remains in response at 6.3 months and four patients progressed between 2.9 and 4.3 months after initial infusion

The treatment was well tolerated, with minimal side effects beyond the expected myelosuppression from the preceding lymphodepleting chemotherapy. No instances of cytokine release syndrome, immune effector cell-associated neurotoxicity syndrome, or graft versus host disease were observed. There were six infusion-related reactions in 110 infusions (5.4%) of AFM13 alone and no reactions to the cord blood-derived NK cells precomplexed with AFM13.

The trial was originally designed to include up to two cycles. To assess durability beyond two cycles, an amendment has been approved by the U.S. Food and Drug Administration to increase the length of treatment from two up to four cycles, enabling longer follow up of patients.

1

Copies of the press releases are attached hereto as Exhibits 99.1 and 99.2 and are being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Also on April 10, 2022, the Company made available an updated corporate presentation and a presentation regarding AFM13, both of which may be obtained by visiting www.affimed.com. The fact that these presentations are being made available should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentations is being provided as of April 10, 2022 and the Company does not undertake any obligation to update the presentations in the future nor to update forward-looking statements to reflect subsequent actual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany on April 11, 2022.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name:	Adi Hoess
Title:	Chief Executive Officer

By:	/s/ Angus Smith
Name:	Angus Smith
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated April 8, 2022.

99.2	Affimed N.V. Press Release dated April 10, 2022.